 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Allen, Herbert A. (Last) (First) (Middle) 711 Fifth Avenue (Street) New York, NY 10022 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol The Coca-Cola Company (KO) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) April 1, 2003 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

Officer/Other
Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock, $.25 par value				6,000,000.0000	D
Common Stock, $.25 par value				2,347,920.0000	I	Allen & Company Incorporated (1)
Common Stock, $.25 par value				248,477.0000 (2)	I	Allen Capital II, L.P. (3)
Common Stock, $.25 par value				10,400.0000	I	Allen Capital International L.P. (4)
Common Stock, $.25 par value				13,079.0000 (2)	I	Allen Capital L.P. (5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Allen, Herbert A. - April 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Phantom Stock Units	1-for-1	04/01/2003	A |	(A) 509.3585	(6) | (6)	Common Stock - 509.3585	$40.23	8,425.1894 (7)	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/ Herbert A. Allen ________________________________ 04-02-2003 ** Signature of Reporting Person Date Page 2 SEC 1474 (3-99)

Allen, Herbert A. - April 2003
Form 4 (continued)
FOOTNOTE Descriptions for The Coca-Cola Company (KO)

Form 4 - April 2003

Herbert A. Allen
711 Fifth Avenue

New York, NY 10022
Explanation of responses:

(1)   Shares owned by Allen & Company Incorporated ('ACI'), an affiliate of Allen Holding Inc., of which the Reporting Person is a principal shareholder. The filing of this statement shall not be deemed an admission that the Reporting Person is for purposes of Section 16 of the 1934 Act or otherwise, the beneficial owner of such securities.
(2)   Includes shares issued in December 2002 pursuant to The Coca-Cola Company Dividend and Cash Investment Plan.
(3)   Shares owned by Allen Capital II L.P. ('AC II L.P.'), an affiliate of Allen Holding Inc., of which the Reporting Person is a principal shareholder. The Reporting Person, who does not exercise any investment power over such shares and is not involved in the management of AC II L.P.'s portfolios, expressly disclaims beneficial ownership of such securities. The filing of this statement shall not be deemed an admission that the Reporting Person is for purposes of Section 16 of the 1934 Act or otherwise, the beneficial owner of such securities.
(4)   Shares owned by Allen Capital International L.P. ('AC International L.P.'), an affiliate of Allen Holding Inc., of which the Reporting Person is a principal shareholder. The Reporting Person, who does not exercise any investment power over such shares and is not involved in the management of AC International L.P.'s portfolios, expressly disclaims beneficial ownership of such securities. The filing of this statement shall not be deemed an admission that the Reporting Person is for purposes of Section 16 of the 1934 Act or otherwise, the beneficial owner of such securities.
(5)   Shares owned by Allen Capital L.P., ('AC L.P.') an affiliate of Allen Holding Inc., of which the Reporting Person is a principal shareholder. The Reporting Person, who does not exercise any investment power over such shares and is not involved in the management of AC L.P.'s portfolios, expressly disclaims beneficial ownership of such securities. The filing of this statement shall not be deemed an admission that the Reporting Person is for purposes of Section 16 of the 1934 Act or otherwise, the beneficial owner of such securities.
(6)   The phantom stock units were accrued under The Coca-Cola Company Deferred Compensation Plan for Non-Employee Directors and are to be settled 100% in common stock of The Coca-Cola Company after the Reporting Person leaves the Board.
(7)   Includes 43.2881 phantom stock units accrued as a result of creditng phantom dividends

Page 3